August 26, 2013

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dell Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 16, 2013

File No. 000-17017

Dear Mr. Panos:

Dell Inc. (“Dell” or the “Company”) hereby submits its responses to the comments of the staff of the Commission contained in the staff’s letter, dated August 21, 2013, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on August 16, 2013 (the “Preliminary Proxy Statement”). For your convenience, the comments of the staff are set forth in italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

Proposal 1 – Election of Ten Directors

SEC Settlement with Mr. Dell, page 27

1.	Please confirm, on a supplemental basis, that Dell has no disclosures required by Item 5(b)(1)(iii) of Schedule 14A to report regarding any convictions in a criminal proceeding of any of the participants during the past ten years. While we recognize that negative responses to this item requirement need not be disclosed in the proxy statement, the line item requires a statement as to “whether or not” any reportable proceeding occurred.

The Company confirms, on a supplemental basis, that it has no additional disclosures required to be included in the proxy statement in response to Item 5(b)(1)(iii) of Schedule 14A regarding convictions in a criminal proceeding of any of the participants during the past ten years.

Potential Payments Upon Termination or Change of Control, page 71

2.	Advise us, with a view toward revised disclosure, why the tabular presentation for the named executive officers uses February 13, 2013 as the assumed date of termination.

The tabular presentation for the named executive officers on page 71 of the Preliminary Proxy Statement uses February 1, 2013 as the assumed date of termination. The Company advises the staff that it used February 1, 2013, which is the last business day of the Company’s prior fiscal year, as the assumed date of termination in accordance with Item 402(j) of Regulation S-K (the Regulation S-K item which requires disclosure of potential payments upon termination or change in control in connection with annual meeting proxy statements) and the Instructions thereto. Specifically, Instruction 1 to Item 402(j) provides as follows:

“The registrant must provide quantitative disclosure under these requirements, applying the assumptions that the triggering event took place on the last business day of the registrant’s last completed fiscal year, and the price per share of the registrant’s securities is the closing market price as of that date.”

Nicholas P. Panos U.S. Securities and Exchange Commission Page 2	August 26, 2013

3.	Advise us, with a view toward revised disclosure, as to what consideration has been given to annotating this section as well as the section titled “Questions and Answers …” beginning on page 3 with a discussion of whether or not these severance payments and benefits will be available to the extent that the parties soliciting in opposition are successful in replacing at least six of Dell’s directors.

The Company proposes to include in its definitive proxy statement on Schedule 14A for the annual meeting the revised disclosure discussed below. The revised disclosure will inform stockholders that, to the extent that the parties soliciting in opposition are successful in replacing five or more of Dell’s directors at the annual meeting, a change in control will be deemed to have occurred for purposes of the acceleration of certain equity awards described on page 71 of the Preliminary Proxy Statement.

Of the payments set forth in the tabular presentation under “Potential Payments Upon Termination or Change of Control,” only the payments set forth in the column titled “Acceleration of RSUs and PBUs Upon Change in Control and Termination” are contingent on a change in control of Dell. Those payments are “double-trigger” in that they require a qualifying termination within two years following a change in control of Dell, whereas the payments in the columns titled “Severance Payment” and “Acceleration Benefit Upon Death or Permanent Disability” do not require a change in control. As described on page 71 of the Preliminary Proxy Statement, the calculation of the aggregate value of the acceleration of outstanding RSU and PBU awards set forth under “Acceleration of RSUs and PBUs Upon Change in Control and Termination” assumes (1) a February 1, 2013 change in control of Dell, (2) a qualifying termination of employment and (3) that the equity award agreement amendments described in the Preliminary Proxy Statement were in effect prior to February 1, 2013. Under the equity award agreement amendments, if the parties soliciting in opposition are successful in replacing at least five of Dell’s ten directors, the change in control condition would be met.

Accordingly, in order to address the matters referred to in the staff’s comment, the Company proposes to include revised disclosure in footnote (c) to the tabular presentation when the Company files its definitive proxy statement on Schedule 14A for the annual meeting. The revised disclosure proposed by the Company is presented below, with the changes to the Company’s existing disclosure set forth in italicized text to facilitate the staff’s review.

“(c) Represents the value of unvested restricted stock units and performance-based restricted stock units that are subject to vesting acceleration if the executive’s employment is terminated “without cause” within two years following a change in control of Dell. In general, an executive is deemed to be terminated without cause under the amended award agreements in the same circumstances described in note (a) above. For these purposes, a “change in control” of Dell under the amended award agreements includes any change in the membership of Dell’s Board as a result of which the existing members of the Board, together with any new directors whose nomination for election to the Board by the Company’s stockholders was approved by a vote of at least a majority of such existing members, cease to constitute a majority of the members of the Board. Accordingly, if five or more of the candidates for director nominated by the Icahn-Southeastern Group or any party other than the Board are elected at the annual meeting, the incumbent Board members (or their nominees) will no longer constitute a majority of the Board, and a change in control will be deemed to have occurred under the amended award agreements. All values, computed as of the end of Fiscal 2013, are based on the closing price of Dell common stock as reported on the NASDAQ Stock Market on February 1, 2013, the last day of Fiscal 2013 ($13.63).”

With regard to the section of the Preliminary Proxy Statement titled “Questions and Answers…,” the Company does not propose any revisions to the disclosure presented in such section in relation to the matters referred to in the staff’s comment. The Company notes that the severance payments and benefits described in the section titled “Potential Payments Upon Termination or Change of Control” are not relevant to the matters

Nicholas P. Panos U.S. Securities and Exchange Commission Page 3	August 26, 2013

addressed in the section titled “Questions and Answers…,” which primarily relate to procedural concerns in connection with the annual meeting.

* * * * *

As requested in your letter, dated August 21, 2013, the Company hereby acknowledges, on behalf of each of the participants, that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matters, please contact the undersigned at telephone number 585-340-2500.

Sincerely,

Dell Inc.

By:	/s/ Janet B. Wright
Janet B. Wright Vice President and Assistant Secretary

cc:	Jeffrey J. Rosen, Esq., Debevoise & Plimpton LLP

Richard J. Parrino, Esq., Hogan Lovells US LLP